May 26, 2005



Mr. Zach Bair
President and Chief Executive Officer
Immediatek, Inc.
2435 N. Central Expressway
Suite 1610
Richardson, TX  75080

RE:	Immediatek, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Form 10-QSB: For Fiscal Quarters Ended March 31, 2005
	File No. 000-26073


Dear Mr. Bair:

      We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004
Financial Statements
Notes to Consolidated Financial Statements, page F-6

Note 2 - Accounting policies and procedures, page F-6
Revenue Recognition, page F-7

1. You disclose on page 8 of your filing that revenues are
generated
from four sources: sale of CDs in connection with your DiscLive offering, software license fees, transaction fees and music downloads
from your website.    Describe your accounting policies for each
of
these transactions/arrangements and the authoritative literature you apply in recognizing revenue for each of these revenue streams.

2. We note from your disclosures that revenue from DiscLive is derived from sales of CDs recorded at live concerts. We also note from your disclosures on page 8 that "Artists and/or labels" contract
DiscLive to record concerts. Tell us the nature and significant terms of arrangements with the "Artists and/or Labels" or other entities that contract with DiscLive to record concerts. In your response specifically address any fees paid by you to your customers or received from your customers in these types of arrangements.
In
addition tell us how you have considered the provisions of EITF
99-19
in determining that you should record the revenue from sales of CDs at gross.

3. You disclose that the price charged for CDs does not include revenues earned for shipping and handling charges. Tell us your policy for recording charges to customers for shipping and handling and your related cost. In your response, specifically address the provisions of EITF 00-10 as applicable.

4. Disclosure on page 8 indicates that music labels and artists pay licensing fees (subject to renewal annually) for the use of your software, which is used to facilitate music downloads to their customers. You also indicate that this revenue is supplemented by maintenance and support charges as well as "per track" transaction fees. Describe to us when you recognize revenue for all the elements in your software licensing arrangements and how you determine whether the revenue recognition criteria in paragraph 8 of SOP 97-2 have been met. In addition tell us how you have established VSOE for all elements in these arrangements. We refer you to paragraph 10 of SOP
97-2.

5. Supplementally tell us how your revenue recognition policy addresses all the disclosures pursuant to SAB 104, Topic 13.B Question 1, such as all your revenue streams or all elements included in your arrangements. Supplementally, tell us how you plan to more fully comply with this guidance.


Note 3 - Material Business Combination

6. We note that you valued shares issued in connection with the DiscLive, Inc. acquisition at the average market price of your shares at the time of the acquisition. Tell us how you considered EITF 99-
12 in determining the value of the shares issued to acquire DiscLive and how you determined the fair value of assets and liabilities acquired pursuant to paragraphs 35 through 42 of SFAS 141. In your response describe how you considered paragraph A14 of SFAS 141 in determining the intangible assets you acquired. In addition, supplementally provide the disclosures pursuant to paragraphs 51(b)
and 51(e) of SFAS No. 141 and tell us the consideration you gave to disclosing this information in your financial statements.

7. We note your policy for determining impairment of acquired intangible assets, including goodwill, in Note 4 to your financial statements. Confirm that you performed an impairment test of goodwill in 2004. In your response address how you considered your significant cash used in operations in 2004 and 2003 and your write down of long-lived assets (note 2) in your impairment test of goodwill.

Note 8 - Convertible Debt

8. We note that you issued convertible debt in 2003 and 2004 to certain shareholders of your company. Tell us whether the convertible debt included a beneficial conversion feature and how you considered EITF 98-5 and EITF 00-27 in determining whether there was a beneficial conversion feature.

Note 10 - Warrants and options

9. We note that you issued warrants in 2003, for which no compensation expense was recognized. Describe to us supplementally the terms of the grant, including whether the warrants were issued to
an employee or non-employee, whether the warrants were issued in exchange for goods or services or for other reasons, vesting terms and any other material terms. If the warrants were issued for goods and services tell us how you determined the valuation of the warrants
and the assumptions used in valuing the warrants.  We refer you to
EITF 96-18, EITF 00-18 and SFAS 123.   In addition tell us whether
there were any equity issuances for goods and services in 2004 and 2003 and how you considered disclosing all material terms of equities issued for goods and services, the nature and terms of the agreements and the parties involved, the valuation per share/warrant/option of each equity instrument etc.




Note 11 - Related party transactions

10. You disclose that you purchased certain strategic assets from
Paul Marin and Zach Bair for 18,101,397 shares of common stock, that
the amounts assigned to acquired assets were based on the par value
of the common stock and that approximately $2.3 million in
compensation expense was recorded in connection with this
transaction.   Supplementally provide the following:

* How you considered the provisions of SFAS 141 in recording the acquisition of these strategic assets;
* What basis you have for recording the assets acquired at the par value of the shares issued as opposed to the fair value;
* The authoritative literature you considered in your determination that $2.3 million of compensation expense should be recorded.

We may have additional comments based on your response.

Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Financial Statements
Consolidated Notes to Financial Statements, page 6

Note 3 - Asset acquisition, page 6
11. We note your you entered into an "Asset Purchase Agreement" with
Moving Records, LLC, on February 28, 2005 and you recorded the "difference" between the fair value of the common stock issued and fair value of assets acquired as non-cash compensation expense. Tell us the accounting literature you applied in accounting for this transaction and your basis for recording compensation expense. In addition tell us how you considered each of the criteria in EITF 98-3 in determining that this transaction is an acquisition of assets as opposed to an acquisition of a business.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458 or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Mr. Zach Bair
Immediatek, Inc.
May 26, 2005
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